Exhibit 12a
UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended	12 Months Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2011	2010*	2009*	2008*	2007*	2006*
	- Thousands of Dollars -

Fixed Charges:
Interest on Long-Term Debt	$36,296	$70,259	$65,020	$58,134	$70,227	$73,095	$75,039
Other Interest (1)	1,162	1,303	1,651	3,468	1,837	5,480	7,922
Interest on Capital Lease Obligations	22,265	48,259	52,540	53,682	57,272	64,499	72,586
Estimated Interest Portion of Rental Expense	79	199	240	345	188	258	326

Total Fixed Charges	$59,802	$120,020	$119,451	$115,629	$129,524	$143,332	$155,873

Net Income	$41,990	$108,826	$112,868	$105,608	$16,149	$60,157	$68,000

Add:
Discontinued Operations Loss — Net of Tax	—	—	—	—	—	—	1,796

Net Income from Continuing Operations	41,990	108,826	112,868	105,608	16,149	60,157	69,796

Add (Deduct):
(Income) Losses from Equity Investees	—	5,287	5,570	1,834	713	340	(210)
Income Taxes	24,731	73,373	76,845	63,040	18,219	39,910	43,959
Total Fixed Charges	59,802	120,020	119,451	115,629	129,524	143,332	155,873

Total Earnings before Taxes and Fixed Charges	$126,523	$307,506	$314,734	$286,111	$164,605	$243,739	$269,418

Ratio of Earnings to Fixed Charges	2.116	2.562	2.635	2.474	1.271	1.701	1.728
* As revised. See Note 1 to the financial statements for more information
(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.